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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 8)*

Exact Sciences Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

30063P105

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 30063P105	13G	Page 2 of 8 Pages

Amendment No. 8 to Schedule 13G

Item 1	(a).	Name of Issuer:

Exact Sciences Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

441 Charmany Drive, Madison, WI 53719

Item 2	(a).	Names of Persons Filing:

(1) One Liberty Fund III, L.P. (“Fund III”); (2) OneLiberty Partners III, L.P. (“Partners III”); (3) OneLiberty Fund IV, L.P. (“Fund IV”); (4) OneLiberty Partners IV, LLC (“Partners IV”); (5) OneLiberty Advisors Fund IV, L.P. (“Advisors IV”); (6) Edwin M. Kania, Jr. (“Kania”) and (7) Stephen J. Ricci (“Ricci”). Ricci and Kania are the general partners of Partners III and the individual managing members of Partners IV. Partners III is the general partner of Fund III. Partners IV is the general partner of each of Fund IV and Advisors IV. The persons and entities named in this Item 2(a) are referred to collectively as the “Filing Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Filing Persons is c/o Flagship Ventures, One Memorial Drive, 7th Floor, Cambridge, MA 02142.

Item 2	(c).	Citizenship:

Each of Fund III, Partners III, Fund IV and Advisors IV is a limited partnership organized under the laws of the state of Delaware. Partners IV is a limited liability company organized under the laws of the state of Delaware. Each of Kania and Ricci is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2	(e).	CUSIP Number:

30063P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 2 of 8 pages

CUSIP No. 30063P105	13G	Page 3 of 8 Pages

Item 4.	Ownership.

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

All other items reported in the Schedule 13G dated as of February 17, 2009 and filed on behalf of the Filing Persons with respect to the Common Stock of Exact Sciences Corporation remain unchanged.

Page 3 of 8 pages

CUSIP No. 30063P105	13G	Page 4 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

ONE LIBERTY FUND III, L.P.

By:	OneLiberty Partners III, L.P.
Its General Partner

By: *
Stephen J. Ricci
General Partner

ONELIBERTY PARTNERS III, L.P.

By: *
Edwin M. Kania, Jr.
General Partner

ONELIBERTY FUND IV, L.P.

By:	OneLiberty Partners IV, LLC
Its General Partner

By: *
Edwin M. Kania, Jr.
General Partner

ONELIBERTY ADVISORS FUND IV, L.P.

By:	OneLiberty Partners IV, LLC
Its General Partner

By: *
Edwin M. Kania, Jr.
Managing Member

ONELIBERTY PARTNERS IV, LLC

By: *
Edwin M. Kania, Jr.
Managing Member

Page 4 of 8 pages

CUSIP No. 30063P105	13G	Page 5 of 8 Pages

STEPHEN J. RICCI

*

EDWIN M. KANIA, JR.

*

*	The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit II.

/S/ EDWIN M. KANIA, JR.
Edwin M. Kania, Jr.
Attorney-in-Fact

Page 5 of 8 pages

CUSIP No. 30063P105	13G	Page 6 of 8 Pages

Exhibit I

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Exact Sciences Corporation.

EXECUTED this 16th day of February, 2010.

ONE LIBERTY FUND III, L.P.

By:	OneLiberty Partners III, L.P.
Its General Partner

By: *
Edwin M. Kania, Jr.
General Partner

ONELIBERTY PARTNERS III, L.P.

By: *
Edwin M. Kania, Jr.
General Partner

ONELIBERTY FUND IV, L.P.

By:	OneLiberty Partners IV, LLC
Its General Partner

By: *
Edwin M. Kania, Jr.
General Partner

ONELIBERTY ADVISORS FUND IV, L.P.

By:	OneLiberty Partners IV, LLC
Its General Partner

By: *
Edwin M. Kania, Jr.
Managing Member

ONELIBERTY PARTNERS IV, LLC

By: *
Edwin M. Kania, Jr.
Managing Member

Page 6 of 8 pages

CUSIP No. 30063P105	13G	Page 7 of 8 Pages

STEPHEN J. RICCI

*

EDWIN M. KANIA, JR.

*

*	The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit II.

/S/ EDWIN M. KANIA, JR.
Edwin M. Kania, Jr.
Attorney-in-Fact

Page 7 of 8 pages

CUSIP No. 30063P105	13G	Page 8 of 8 Pages

Exhibit II

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen J. Ricci and Edwin M. Kania, Jr., and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as general partner or managing member of any partnership or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of February, 2001.

/S/ STEPHEN J. RICCI
Stephen J. Ricci

/S/ EDWIN M. KANIA, JR.
Edwin M. Kania, Jr.

Page 8 of 8 pages